FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 20, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

LIST OF EXHIBITS

•

The following documentation is being submitted herewith:

a)

Form of Proxy

b)

Notice of Meeting

c)

Information Circular and Management Proxy

d)

2003 First Quarter Report

e)

2002 Audited Financial Statements

List of Exhibits

PARAMOUNT ENERGY TRUST

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

OF PARAMOUNT ENERGY OPERATING CORP.

FOR THE ANNUAL MEETING OF UNITHOLDERS

TO BE HELD ON JUNE 18, 2003

The undersigned Unitholder of Paramount Energy Trust (the "Trust"), hereby appoints Clayton H. Riddell, or failing him Susan L. Riddell Rose, directors of Paramount Energy Operating Corp., (the "Administrator") the administrator of the Trust and the delegatee of certain powers of Computershare Trust Company of Canada (the "Trustee") as trustee of the Trust, or instead of either of the foregoing, _____________________________, the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all Units of the Trust (the "Units") held by the undersigned with full power of substitution at the Annual Meeting of the Unitholders of the Trust to be held on Wednesday, June 18, 2003 at 3:00 p.m., Calgary time, and at any adjournments thereof (the "Meeting"), and to vote in respect of all Units of the Corporation registered in the name of the undersigned in the same manner, to the same extent, and with the same power as if the undersigned were present at the Meeting or any adjournment or adjournments thereof, and, without limiting the general authorization and powers hereby given, the persons named herein are specifically directed to vote as indicated below:

1.

To re-appoint Computershare Trust Company of Canada as Trustee of Paramount Energy Trust;

VOTE FOR

___

VOTE AGAINST

___

2.

To instruct Computershare Trust Company of Canada as trustee of Paramount Energy Trust to fix the number of directors of Paramount Energy Operating Corp. to be elected at six (6);

VOTE FOR

___

WITHHOLD VOTE

___

3.

To instruct Computershare Trust Company of Canada as to the election of directors of Paramount Energy Operating Corp. for the ensuing year or until their successors are elected or appointed;

VOTE FOR

___

WITHHOLD VOTE

___

4.

To appoint KPMGLLP, Chartered Accountants, as the Auditors of the Trust for the ensuing year and to authorize the directors of Paramount Energy Operating Corp. to fix their remuneration.

VOTE FOR

___

WITHHOLD VOTE

___

5.

To vote in his/her discretion on any amendment or variation to the foregoing matters or on any other matter or business to properly come before the Meeting.

The undersigned hereby revokes any proxy previously given.

DATED this _______  day of ____________________, 2003

_____________________________

Signature of Unitholder

NOTES:

1.

This Instrument of Proxy should be dated and signed by the Unitholder or attorney authorized in writing.  If the Unitholder is a corporation, the Instrument of Proxy should be signed under its corporate seal or by its duly authorized officer or officers.  Persons signing as executors, administrators, attorneys, trustees, etc. should so indicate and provide their full title as such.

2.

This Instrument of Proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information and Proxy Circular.

3.

This Instrument of Proxy and the power of attorney (if any) under which it is signed will not be valid and will not be acted upon or voted unless completed as outlined herein and deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof at the Trust's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department.

4.

Unitholders have the right to appoint a person (who need not be a Unitholder) to attend and act for them at the Meeting other than the persons designated in the Instrument of Proxy and may do so either by striking out the names of the designated persons and inserting the name of the person they wish to appoint in the space provided in this Instrument of Proxy, or by completing another proper form of proxy.  The proxyholder is not required to be a Unitholder of the Trust.

5.

This Proxy is solicited by the Management of the Administrator and on any ballot called for will be voted "for" or voted "against" or "withheld" from voting in accordance with the instructions given by the Unitholder;  in the absence of any instructions, management designees, if appointed as proxyholder, will vote "for" the itemized matters and in favour of Management's proposals generally.  If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

List of Exhibits

PARAMOUNT ENERGY TRUST

Notice of

Annual Meeting of Unitholders

June 18, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Trust Units ("Unitholders") of Paramount Energy Trust (the "Trust") will be held in the McMurray Room, Calgary Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta, on Wednesday, June 18, 2003 at the hour of 3:00 p.m. (Calgary Time) and any adjournment thereof (the "Meeting"), for the following purposes:

1.

To receive and consider the audited financial statements of the Trust for the period ended December 31, 2002;

2.

To re-appoint Computershare Trust Company of Canada as trustee (the "Trustee) of Paramount Energy Trust;

3.

To instruct the Trustee to fix the number of directors of Paramount Energy Operation Corp. at six (6) and to elect directors of Paramount Energy Operating Corp. for the ensuing year or until their successors are elected or appointed;

4.

To appoint auditors for the ensuing year and to authorize the directors of Paramount Energy Operating Corp. to fix their remuneration; and

5.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Trust Units of the Trust at the close of business on May 15, 2003 will be entitled to notice of and vote at the Meeting or any adjournments thereof.

By Order of the Board of Directors

Myra Jones

Secretary

Calgary, Alberta

May 15,  2003

NOTES:

1.

This Notice of Meeting is accompanied by Instrument of Proxy, a Management Information and Proxy Circular and a copy of a Report to Unitholders.

2.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.  To be valid, Unitholders' proxies must be deposited at the Trust's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2X1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.

List of Exhibits

PARAMOUNT ENERGY TRUST

MANAGEMENT INFORMATION AND PROXY CIRCULAR

AS AT MAY 5, 2003

ANNUAL MEETING OF UNITHOLDERS

TO BE HELD ON JUNE 18, 2003

SOLICITATION OF PROXY

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf management of Paramount Energy Operating Corp. (the "Administrator"), the administrator of Paramount Energy Trust (the "Trust"), as delegatee of certain powers of Computershare Trust Company of Canada (the "Trustee"), in its capacity as trustee of the Trust under the terms of a trust indenture dated June 28, 2002, as amended (the "Trust Indenture"), for use at the annual meeting and any adjournment thereof (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held at the time and place and for the purposes set forth in the notice of annual meeting of Unitholders.

The enclosed proxy is solicited by the Management of the Administrator and persons named in the proxy are directors of the Administrator.  The solicitation will be made primarily by mail, but also may be in person or by telephone.  The cost of solicitation by Management will be paid by the Trust.

RECORD DATE

The Unitholders of record at the close of business on May 15, 2003 (the "Record Date") are entitled to notice of, and to vote at, the Meeting.

APPOINTMENT OF PROXIES

The persons named in the enclosed proxy are directors of the Administrator of the Trust.  A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent such Unitholder at the Meeting may do so by striking out the other names and inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy and, in either case, delivering the completed proxy to the Trust's transfer agent, Computershare Trust Company of Canada at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.  The instrument appointing a proxy shall be in writing under the hand of the Unitholder or his or her attorney, or, if such Unitholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Unitholder who has signed and returned the enclosed form of proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to the Trust's transfer agent, Computershare Trust Company of Canada, at  the above address at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof, or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by written notice of revocation and delivering it to the Chairman of the Meeting, or (c) by attending and voting at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting in accordance with the instructions of the Unitholder on any ballot that may be called for, and if the Unitholder specifies a choice with respect to any matter to be acted on, the securities shall be voted accordingly.  In the absence of such specification such Trust Units will be voted in favour of all matters set out in the proxy.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the time of printing this Management Information and Proxy Circular, the Management of the Administrator knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Annual Meeting of Unitholders, but if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in their best judgment.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities), which acts as nominee for many Canadian brokerage firms.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  In the United States, Trust Units are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Companies), which acts as nominee for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

As at the Record Date, 39,638,376 Trust Units were issued and outstanding.  Unitholders of record at the close of business on the Record Date are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat.  When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the transfer agent of the Trust shall be entitled to cast such vote.

Principal Holders of Trust Units

To the best of the knowledge of the directors and senior officers of the Administrator, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or discretion over Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units are:

Name and Municipality	Type of Ownership/Control	Number of Trust Units Held

Clayton H. Riddell(1)(2) Calgary, Alberta	Beneficial (direct and indirect)	19,651,603 (49.58%)

Notes:

(1) Mr. Riddell exercises control and direction over Paramount Oil & Gas Ltd. ("POG").    POG is the owner of 16,800,783 Trust Units.  POG's subsidiaries, Treherne Resources Ltd. and 409790 Alberta Ltd., own 1,804,773 Trust Units and 555,915 Trust Units, respectively.

(2) Mr. Riddell holds 174,260 Trust Units directly and his spouse holds 315,872 Trust Units.

MATTERS TO BE CONSIDERED AT THE MEETING

1.

Re-Appointment of Computershare Trust Company of Canada as Trustee of Paramount Energy Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee.  Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.  Computershare has been trustee of the Trust since its formation on June 28, 2002.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED PROXY, IF NAMED AS PROXY, INTEND TO VOTE PROXIES IN FAVOUR OF APPOINTING COMPUTERSHARE AS TRUSTEE OF THE TRUST.

2.

Instructions to Trustee as to fixing the number of, and electing directors of Paramount Energy Operating Corp.

Pursuant to the terms of the Trust Indenture at each annual meeting of Unitholders of the Trust, the Unitholders of the Trust are to authorize and direct the Trustee of the Trust to pass a resolution as the sole shareholder of the Administrator, for the election of directors of the Administrator for the ensuing year.  The board of directors (the "Board") of the Administrator presently consists of six members.  It is proposed that the Board will continue to consist of six members.  IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY AND UNLESS OTHERWISE EXPRESSLY DIRECTED IN COMPLETED FORMS OF PROXY, TO VOTE SUCH PROXIES TO DIRECT THE TRUSTEE, ON BEHALF OF THE TRUST, TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF FIXING THE NUMBER OF DIRECTORS OF THE ADMINISTRATOR AT SIX (6) AND ELECTING AS DIRECTORS OF THE ADMINISTRATOR FOR THE ENSUING YEAR, THE PERSONS SET OUT IN THE TABLE BELOW.  IT IS NOT CONTEMPLATED THAT ANY OF SUCH PERSONS WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF SUCH PERSONS DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, RESERVE THE RIGHT TO DIRECT THE TRUSTEE TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR OF THE ADMINISTRATOR IN THEIR SOLE DISCRETION UNLESS THE UNITHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER TRUST UNITS ARE TO BE WITHHELD FROM SUCH VOTE.

Each director of the Administrator elected by the Trustee as directed by the Unitholders will hold office until the next annual meeting of the Administrator, or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated in accordance with the Administrator's By-Laws.

The following information is based partly on the Administrator's records and partly on information received by the Administrator from the persons set out below, and sets forth the name and address of each of the persons proposed to be elected by the Trustee as a director of the Administrator, his/her principal occupation at present, all other positions and offices in the Administrator held by him/her, the year in which he/she was first elected a director, and the number of Trust Units that he/she has advised are beneficially owned by him/her, directly or indirectly, or over which control or direction is exercised by him/her.

Name & Municipality of Residence	Position	Trust Units Held	Director Since	Principal Occupation During the Last Five Years

Clayton H. Riddell [4] Calgary, Alberta	Chairman of the Board, Chief Executive Officer and Director	19,651,603 [5]	June 28, 2002	Chairman of the Board and Chief Executive Officer, Paramount Resources Ltd. Since 1978 [6]
Susan L. Riddell Rose [3] Calgary, Alberta	President, Chief Operating Officer and Director	111,403	June 28, 2002	President and Chief Operating Officer, Paramount Energy Trust [7]
Karen A. Genoway [2,4] Calgary, Alberta	Director	5,232	June 28, 2002	Vice-President, Land, Onyx Energy Inc. [8]
Donald J. Nelson [1,3,4] Calgary, Alberta	Director	-	June 28, 2002	Private Businessman [9]
John W. Peltier 1,2, 3, Calgary, Alberta	Director	8,256	June 28, 2002	President of Ipperwash Resources Ltd. since 1978 (and predecessor companies) [10]
Howard R. Ward [1,2] Calgary, Alberta	Director	1,316	June 28, 2002	Partner with International Energy Counsel, a law firm [11]

Notes:

(1) Member of the Audit and Reserve Committee.  The Administrator does not have an executive committee.

(2) Member of the Corporate Governance Committee.

(3) Member of the Environment and Safety Committee.

(4) Member of the Compensation Committee

(5) 16,800,783 of these Trust Units are beneficially held by Paramount Oil & Gas Ltd., and C.H. Riddell is the majority shareholder thereof and V.S.A. Riddell is also a shareholder

(6) Mr. Riddell is the Chairman of the Board and Chief Executive Officer of the Administrator.  Mr. Riddell also exercises control or direction of Paramount Oil & Gas Ltd., which is a significant Unitholder of the Trust.  Mr. Riddell is also the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. ("PRL").  PRL took the initiative in founding and organizing the Trust and the Administrator and their respective businesses.  See "Voting Trust Units and Principal Holders Thereof" and "Interest of Insiders in Material Transactions".

(7) From 1990 until June of 2002, Ms. Rose was employed by Paramount Resources Ltd., culminating in the position of Corporate Operating Officer.

(8) Ms. Genoway was employed with the Enerplus Group of Companies for 13 years and held several positions, including most recently Senior Vice President.  Currently she is the Vice-President, Land for the private company Onyx Energy Inc.  From February 2001 to January 2002, she was Vice-President of Request Management  Inc., manager of Request Income Trust.

(9)  Mr. Nelson was with Summit Resources Limited from July 1996 until its acquisition by Paramount Resources Ltd. in June of 2002, where he held the position of Vice-President Operations from July 1996 to September 1998 and President and Director from September 1998 to June of 2002.

(10)  From March 2001 Mr. Peltier  was a trustee and, most recently, Chairman of the Board of Trustees of Request Income Trust until its acquisition by Pulse Data Inc. in January 2002.  From 1986 to June 2001 he was a member and, most recently, Chairman of the board of directors of Enermark Inc. and concurrently of the Board of Trustees of Enermark Income Fund.  From May 2000 to June 2001 he was a member of the board of directors of Enerplus Resources Corporation, and concurrently a member of the Board of Trustees of Enerplus Resources Fund.

(11)  From 1978 to 2000 Mr. Ward was a partner of Burstall Ward, Barristers and Solicitors.  From 2000 to June of 2002 he was counsel with Donahue & partners LLP.  From June 2002 to December of 2002 he was counsel with McCarthy Tetrault LLP.  Effective December of 2002 he became a partner with International Energy Counsel, a law firm.

3.  Appointment of Auditors

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, at the Meeting Unitholders will consider an ordinary resolution to appoint the firm KPMGLLP  as auditor to hold office until the next annual meeting of Unitholders and to authorize the directors of the Administrator to fix their remuneration.  KPMG has been the auditor of the Trust since its formation on June 28, 2002.

UNLESS OTHERWISE DIRECTED IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF THE ABOVE RESOLUTION.

PERFORMANCE ANALYSIS

A Performance Graph for 2002 is not provided as Trust Units of the Trust did not commence trading until February 7, 2003.

EXECUTIVE COMPENSATION

Composition of the Compensation Committee

It is the responsibility of the Compensation Committee of the Administrator's board of directors to make decisions on executive compensation matters.  The Committee is comprised of Messrs. C.H. Riddell and D.J. Nelson, and Ms. K.A. Genoway (Chairman).  The role of the Committee is to assess the performance of and review succession plans of key executive positions.

Report on Executive Compensation

The principal mandate of the Compensation Committee is to ensure that compensation policies are fair, equitable, and competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Trust.  The compensation practice for executives is built around reward systems that recognize financial results and individual performance and ensure the incentive mechanism of remuneration is well aligned with the interests of the Unitholders.  Currently, two primary components comprise the compensation program:  base salary and long-term incentives provided through periodic grants of Unit Incentive Rights.

Base Salary - Base ranges are established by the Chairman of the Board and the Compensation Committee.  This is the same method used for all salaried employees and is intended to ensure internal pay equity practices are established.  The base rates are intended to be competitive in the market applicable to the Trust's business and are intended to allow the organization to recruit and retain qualified employees.  The Compensation Committee obtains data from a compensation survey prepared by an independent consultant who regularly reviews compensation practices in Canada to support the development of the Trust's competitive plans.

Long Term Incentives -  Other than the Trust's Unit Incentive Plan, details of which are provided below, the Trust has no other long-term incentive plans.

Presented by the Compensation Committee:

K. A. Genoway

C. H. Riddell

D. J. Nelson

Summary Compensation Table

Neither the Administrator's Chief Executive Officer nor the Administrator's four most highly compensated executive officers during the financial period from the Trust's inception on June 28, 2002 to December 31, 2002 (the "Named Executive Officers") received any compensation from the Trust during such period.  In addition, no options, stock appreciation rights or incentive rights were granted during the period ended December 31, 2002.

Employment agreements entered into between the Administrator and each of the executive officers provide for annual compensation (including allowances) as follows:  Clayton H. Riddell - $175,000;  Susan L. Riddell Rose - $232,250;  Cameron R. Sebastian - $190,750;  Gary C. Jackson - $190,750 and Kevin J. Marjoram - $156,250.

Mr. Jackson's employment contract provides that in the event of termination without cause, material reduction in salary, benefits or status of employment or Paramount Oil & Gas selling more than 60% of its Trust Units, Mr. Jackson will be entitled to a termination payment equal to the greater of 1.5 times his annual salary and related benefits, or industry standard severance compensation.

Unit Incentive Plan

The Trust has adopted the Unit Incentive Plan which permits the Administrator's board of directors to grant non-transferable Incentive Rights to purchase Trust Units to the employees, officers, directors and other service providers.  The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions.

The Administrator's board of directors administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted and the terms of vesting of Incentive Rights.  The grant price of the Incentive Rights (the "Grant Price") must be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted.  The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price").  Upon such election the Administrator would reduce the Strike Price by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that the Trust pays Unitholders after the date of grant which represent a return of more than 2.5% per quarter on the Trust's consolidated net fixed assets on its balance sheet at each calendar quarter end.

Incentive Rights are exercisable for a maximum of 10 years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder.  In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 60 days and the end of the exercise period, to exercise vested Incentive Rights.  The holder may exercise such Incentive Rights at the Strike Price in effect at the time the holder ceased to be an eligible participant.  In the case of death, the estate of the holder is entitled from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Strike Price in effect at the date of death.  Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void.

The Trust has reserved 3,963,906 Trust Units for issuance under the Unit Incentive Plan.  The number of Trust Units reserved for issuance under the Unit Incentive Plan may only be increased with the Unitholders' approval and any necessary regulatory approval.  The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable thereunder and the Strike Price therefore in the event of a subdivision, consolidation, reclassification or change to the Trust Units.  The Unit Incentive Plan further provides for accelerated vesting of Incentive Units if there is a change of control of Paramount Energy Trust, Paramount Operating Trust or the Administrator.

In January 2003, the Trust granted Incentive Rights to purchase an aggregate of 1,003,000 Trust Units at Grant Prices of $5.05 per Trust Unit, expiring 5 years from the date of grant as follows:

Incentive Rights Holder	Grant Price	Number of Incentive Rights

Clayton H. Riddell	$5.05	200,000
Susan L. Riddell Rose	$5.05	200,000
Gary C. Jackson	$5.05	100,000
Cameron R. Sebastian	$5.05	80,000
Kevin J. Marjoram	$5.05	80,000
Howard R. Ward	$5.05	15,000
Karen A. Genoway	$5.05	15,000
John W. Peltier	$5.05	15,000
Donald J. Nelson	$5.05	15,000
All Other Employees	$5.05	283,000
Total		1,003,000

Compensation of Directors

During the fiscal period ended December 31, 2002, directors who are not full-time employees of the Trust were paid a pro-rated annual retainer of $5,000, plus $1,000 for each Board of Directors and Committee meetings attended.

In 2003, outside directors will receive directors' fees of $10,000 per year plus $1,000 for each Board of Directors and Committee meetings attended.

CORPORATE GOVERNANCE

In 1995, The Toronto Stock Exchange (the "TSX") adopted a set of guidelines (the "Guidelines") relating to corporate governance matters.  The Guidelines address such matters as the constitution and independence of board of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders.  The TSX has prescribed that all corporation listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of the Administrator.

Corporate Governance Guideline	Trust's Compliance	Comments
2. Majority of directors should be "unrelated".	Yes	The Board is presently comprised of six (6) members. The Board has reviewed the definition of "unrelated director" in the most recent proposed TSX corporate governance guidelines and concluded that four (4) directors are "unrelated directors" and two (2) are "related directors", as outlined below.
3. Disclose for each director whether he or she is related (including any relationship between PET and the directors).	Yes	Clayton H. Riddell — Related — Chairman and CEO Susan L. Riddell Rose — Related — President and COO Donald J. Nelson — Unrelated John W. Peltier — Unrelated Karen A. Genoway — Unrelated Howard R. Ward — Unrelated
4. Appoint a committee of directors, a majority of whom are unrelated directors, with the responsibility for proposing to the Board new nominees and assessing the effectiveness of the Board on an ongoing basis.	Yes	The Board has appointed three (3) unrelated directors to the Corporate Governance Committee. The mandate of this Committee includes, among other duties, nomination procedures and orientation of new members. The Committee assesses the effectiveness of the Board on an ongoing basis and identifies and recommends new nominees to fill vacancies, or to add additional directors, as required by the Board.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and individual directors.	Yes	The Corporate Governance Committee is mandated to ensure appropriate structures and procedures are in place to ensure and assist the effectiveness of the Board as a whole, its committee and each individual director. On an annual basis, the Committee conducts a written evaluation and assessment of the performance of the Board.
6. The Board should provide orientation and education programs for new recruits to the Board.	Yes	The Board has adopted a Corporate Governance Manual to provide each director with adequate information to aid them in performing their duties and responsibilities as directors. The Manual will be reviewed and updated on an ongoing basis to provide the highest standard of corporate governance. Newly elected directors must undergo a period of orientation to familiarize themselves with the business and activities of the Trust.
7. The Board should examine the size of the Board and establish a board size which facilitates effective decision-making.	Yes	The Board has considered its size and has concluded that the number of directors as presently constituted is appropriate, and brings together a mix of skills and background to permit a diversity of views without detracting from the board's efficiency and effectiveness.
8. The Board should review the compensation of directors and ensure it reflect the risks and responsibilities involved in being an effective director.	Yes	Part of the Corporate Governance Committee mandate is to annually review the amount of compensation to ensure such compensation reflects the responsibilities and risks involved in being an effective Director. This Committee would forward recommendations to the Board for their consideration.
9. Committees of the Board should generally be composed of outside directors.	Yes	The Audit and Reserve Committee as well as the Corporate Governance Committee are comprised of outside directors. The Environment and Safety Committee and Compensation Committee each have two unrelated directors and one related director. The Board believes that the one related director adds the familiarity of the organization which benefits the review and decision process of these two committees. This matter will be reviewed on an annual basis.
10. The Board should assume responsibility for, or appoint a committee responsible for, the Trust's approach to governance issues. This committee would, be responsible for the corporation's response to these governance guidelines.	Yes	The Board has established a Corporate Governance Committee whose responsibility is to monitor matters pertaining to the Trust's response to and implementation of the guidelines established by the Toronto Stock Exchange relating to corporate governance. The Committee has prepared a Corporate Governance Manual which will be maintained and updated as required.
11. The Board, together with the CEO, should develop position descriptions for the Board and the CEO, including the limits to management's respon-sibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Board has adopted a Corporate Governance Manual which outlines the roles and responsibilities of the Board, its committees and management. The Corporate objectives for which the CEO and its team are responsible are reviewed by the Board on an annual basis.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At no time during the most recently completed financial year of the Trust was there any indebtedness of any director or officer of the Administrator, any nominee for election as a director of the Administrator or any associate of any such director, officer or proposed nominee to the Administrator or any subsidiary thereof or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Administrator or any subsidiary thereof.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

OTHER MATTERS

Information contained herein is given as of May 5, 2003.  Management knows of no matters to come before the Annual Meeting of Unitholders other than the matters referred to in the enclosed Notice of Annual Meeting of Unitholders.  If any matters which are not know at the time of the Management Information and Proxy Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.

APPROVAL AND CERTIFICATION

The contents and mailing of this Management Proxy Circular have been approved by the Board of Directors of the Administrator.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta this 5th day of May, 2003.

________________________

_______________________

Clayton H. Riddell

Cameron R. Sebastian

Chief Executive Officer

Vice President, Finance and

Chief Financial Officer

List of Exhibits

Trust Profile

Paramount Energy Trust (PET) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003 with the acquisition of the vast majority of Paramount Resources Ltd.'s producing shallow natural gas properties in Northeast Alberta. Trust Units were listed on the Toronto Stock Exchange on February 7, 2003 under the symbol PMT.UN. PET operates over 95 percent of its extremely focused asset base which is characterized by long production histories, a predictable production profile, high field netbacks, minimal ongoing capital requirements and strategic infrastructure ownership. PET's operating practices are conservative, targeting stable distributions and premium after-tax returns at an acceptable risk for all stakeholders through attentive management of capital programs, operating costs, debt and natural gas price volatility. PET will grow through prudent investment; optimizing the value of its asset base through low risk exploitation, pursuing value-added corporate and property acquisitions for both maintenance production and growth, and proactively managing its extensive undeveloped land base.

PET features a state of the art trust structure with high management ownership and no external management fees or contracts, thereby directly aligning the management of the Trust with Unitholders and sharing the objective to receive superior returns from our investment.

Paramount Energy Trust is Canada's only 100 percent natural gas royalty trust.

Financial Highlights (1)

Three Months Ended March 31	2003	2002	% Change

Financial ($ thousands, except per Trust Unit amounts)

Natural Gas Revenue	62,104	21,778	185

Cash Flow	37,811	8,907	325

Per Trust Unit (2)	0.95	0.22	332

Net Earnings (Loss)	26,416	(4,427)	697

Per Trust Unit (2)	0.67	(0.11)	709

Distributions	32,900	n/a	-

Per Trust Unit (2)	0.83	n/a	-

Capital Expenditures	14,687	9,436	56

Net Debt	85,045	n/a	-

Unitholders' Equity	176,459	n/a	-

Trust Units Outstanding

At March 31	39,638,376	-	-

Diluted	40,641,376	-	-

Operating

Production

Gas - Total (Bcf)	7.6	8.4	(10)

- Per Day (MMcf)	84.2	93.5	(10)

Average Prices

Gas ($/Mcf)	8.19	2.59	217

Wells Drilled (gross)

Gas	16	16	-

Service	1	2	(50)

Dry	-	2	-

Total	17	20	(15)

Success Rate (%)	100	90	-

Undeveloped Land Holdings (thousands of net acres)	370	n/a	-

1. All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd ("PRL") which were acquired by PET (the "PET Assets") during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL's northeast Alberta core area of operations as PET acquired substantially all of PRL's natural gas assets in that region.

2. The Trust Units indicated are pro forma. Actual units were issued by PET in the first quarter of 2003.

First Quarter Report 1

Review of Operations

Paramount Energy Trust ("PET" or "the Trust") achieved significant momentum in its initial quarter of operation. Highlights include:

1) Closing its Rights Offering and related asset acquisitions which concluded the restructuring of Paramount Resources Ltd;

2) Completing a positive winter capital expenditure program;

3) Closing an additional asset acquisition in its core area; and

4) Declaring an initial distribution for the first quarter of 2003 of $0.83 per Unit, implying an annual yield of approximately 23 percent relative to the current market price for PET.

CORPORATE

On February 3, 2003, PET commenced operations with the acquisition of the Legend natural gas property in northeast Alberta from Paramount Resources Ltd. (PRL) for $81 million in exchange for approximately 9.9 million Trust Units. PRL, in turn, distributed the PET Trust Units to its shareholders as a dividend-in-kind. PET's Trust Units commenced trading on the TSX on February 7, 2003, under the symbol PMT.UN. Attached to each of the 9.9 million Trust Units issued in connection with the Legend acquisition were three Rights, each of which entitled the holder to subscribe for one Trust Unit at a price of $5.05 each until the Rights Expiry Time on March 10, 2003. Following successful completion of the Rights Offering which was significantly oversubscribed and raised approximately $150 million, PET acquired additional natural gas assets in northeast Alberta from Paramount Resources Ltd. for $220 million.

The asset acquisitions were effective July 1, 2002 and the net cash flow from that date accrued to PET, thus reducing the effective purchase price. Our team had been assembled and actively managing the assets since July 2002 and thus the finalization of our creation merely represented a formalization of the momentum we had already established. Our first quarter report presents the results of the acquired assets for the entire period and reflects the positive effects of our asset optimization efforts, the winter drilling program and very robust gas prices.

On May 7, 2003, PET filed a preliminary prospectus and entered into an agreement to sell 4,350,000 Trust Units at $12.65 each to raise gross proceeds of $55,027,500 on a bought deal basis. PET also granted the underwriters an option exercisable in whole or in part prior to closing, to purchase up to an additional 650,000 Trust Units at the same offering price. Should the Underwriters' Option be fully exercised, the total gross proceeds of the financing will be $63,250,000. Closing of the offering is expected to occur on May 30, 2003, subject to regulatory approvals. Purchasers of Trust Units under this offering are entitled to receive the distribution to be paid on or about June 16, 2003 to Unitholders of record on May 30, 2003.

2 Paramount Energy Trust

The net proceeds of this offering will be used by PET to repay a portion of its indebtedness incurred to fund development expenditures and the recently completed property acquisitions. In addition, the offering will strengthen PET's balance sheet and facilitate future acquisitions and ongoing development activities on PET's existing assets.

FINANCIAL

Natural gas sales increased 185 percent to $62.1 million for the three months ended March 31, 2003, compared to $21.8 million for the three months ended March 31, 2002. This increase related principally to a 217 percent increase in natural gas prices in the 2003 period which offset the ten percent production decline. Cash flow from operations increased 325 percent to $37.8 million, or $0.95 per Trust Unit, for the first quarter of 2003, compared to $8.9 million for the corresponding period in 2002. Net earnings were up 697 percent to $26.4 million, or $0.67 per Trust Unit, for the same three month period ended March 31, 2003. It is important to note that the financial statements have been prepared on a continuity of interests basis, as if Paramount Energy Trust owned the PET Assets for all periods of review.

OPERATIONS

Natural gas production decreased only ten percent during the three months ended March 31, 2003 to 84.2 MMcf/d from 93.5 MMcf/d in the respective 2002 quarter. Production additions from the 2002 drilling program and successful field operation optimization programs combined to offset the average base production declines in the properties of 19 percent.

The PET Assets are located in northeast Alberta. During the period November 2001 to June 2002 the AEUB held a hearing to consider 27 applications incorporating 145 wells from various parties, some respecting the shut-in of gas wells on the basis that natural gas production could have a detrimental effect on recovery of the underlying bitumen, and others for the approval to commence production of gas in the Chard area and Leismer Field. On March 18, 2003, the AEUB issued Decision 2003-23 in regard to the Chard-Leismer Hearing. With respect to PET's assets, three of four application wells were granted the right to produce at specific perforated intervals and two of the 18 PET-interest wells being considered for shut-in were ordered shut-in at specific perforated intervals effective May 1, 2003. Once the effect of the decision is implemented, the production loss from the gas wells affected by the shut-in order is expected to be more than offset by the gain in production of the three newly-approved wells.

First Quarter Report 3

Review of Operations (continued)

In addition, the AEUB indicated in Decision 2003-23 that it intends to pursue development and implementation of a process to address production from grandfathered (wells producing prior to July 1, 1998) and previously approved gas wells in the vicinity of the Chard and Leismer areas. PET has a working interest in 56 of the 117 grandfathered wells and 14 of the 22 previously approved wells identified in the decision. Employing our interpretation of the technical conditions used by the AEUB to identify zones which could have an adverse effect on future bitumen recovery, PET estimates that up to approximately 4.0 MMcf/d of production could be at risk. The Trust continues to be work closely with other northeast Alberta gas producers, bitumen owners and the AEUB to find mutually acceptable solutions to the issues surrounding gas-bitumen co-production.

CAPITAL EXPENDITURES AND DRILLING

Development expenditures totaled $8.7 million for the three months ended March 31, 2003. PET participated in the drilling of 17 wells (11.9 net) during the quarter resulting in 16 natural gas wells (11.4 net) and one water disposal well (0.5 net). This successful program added between 4 and 5 MMcf/d to the Trust's daily average production estimate for 2003 for approximately $12,000 per daily flowing BOE.

First quarter drilling included six gas wells at Legend, two at Corner, two at East Legend and six on various other northeast Alberta properties. In addition, PET initiated a land stewardship program, successfully farming out an interest in three additional locations. PET also installed additional compression capacity in the Legend area during the first quarter.

ACQUISITIONS

On April 10, 2003, PET announced the closing of the acquisition of a 100% working interest in the Ells natural gas property in northeast Alberta at a purchase price of approximately $19.9 million. The acquisition was funded through PET's existing credit facility with $6.0 million paid on March 19, 2003 and the remainder paid on April 30, 2003. The Ells Property is located immediately east of the Trust's East Legend property. At the time of its acquisition, the Ells Property was non-producing but has recently commenced initial production from eight wells at approximately 4.0 MMcf/d from the Wabiskaw and McMurray formations. PET plans to bring a further 4.5 MMcf/d of production from 14 additional wells onstream in the second quarter upon receipt of regulatory approval to produce wells drilled and completed in the first quarter of 2003. The acquisition of the Ells Property also includes a dedicated gas plant with capacity to process up to 10 MMcf/d, a compressor station and gathering system.

4 Paramount Energy Trust

The Ells acquisition was a non-arms length transaction and as such a committee of independent directors was established to review and approve the acquisition. The Ells asset was evaluated by McDaniel and Associates Consultants Ltd. (McDaniel) effective March 15, 2003. The committee of independent directors also retained an independent reserves evaluation consultant to review McDaniel's evaluation. This McDaniel evaluation assigned total PET-interest proved reserves at 6.75 Bcf and probable reserves at 0.7 Bcf of natural gas for the Ells area. Using McDaniel's estimates of reserves and assuming timely approval to produce the 14 application wells, PET paid $17.75 per proven BOE, and $14,100 per flowing daily BOE of natural gas production for the Ells asset, with natural gas converted to oil equivalent on a 6:1 basis. Based on the performance of mature analog pools in the Legend area, PET is confident that these estimates represent the minimum recoverable gas reserves from the Ells pools identified with the current well control. Pending production performance over time, up to an additional 15 Bcf of probable reserves could be booked as per the volumetric estimates for these pools.

OUTLOOK

The market fundamentals for North American natural gas continue to favor the supplier, supporting our forecast for natural gas prices to remain at or above current levels through to the end of next winter. During the next several months, the Trust will seek to enter into hedging arrangements for up to 50 percent of our natural gas production, attempting to provide additional certainty to the continuation of the base level distribution established by our distributions declared to date. As evidenced by our successful capital program, we are executing our plan to add value for Unitholders through optimization of our existing asset base, proactive management of our undeveloped land, and the continued pursuit of accretive acquisitions. The proceeds of our recently announced equity offering, which will close in late May, will provide PET the financial flexibility to quickly execute on the right opportunity when it arises.

First Quarter Report 5

Management's Discussion and Analysis

Natural gas sales increased 185 percent to $62.1 million for the three months ended March 31, 2003, compared to $21.8 million for the three months ended March 31, 2002. Decreased production volumes resulted in a $2.2 million decrease in revenue while higher natural gas prices increased revenue by $42.5 million. Realized natural gas prices increased by 217 percent for the three months ended March 31, 2003, to $8.19 per Mcf from $2.59 per Mcf in 2002. Average Alberta Reference Prices increased 137 percent from $3.34 per Mcf for the three months ended March 31, 2002, to $7.92 per Mcf for the three months ended March 31,2003. During the same period, NYMEX natural gas prices increased 169 percent to U.S.$6.41 per Mmbtu for the three months ended March 31, 2003 from U.S.$2.38 per Mmbtu in the 2002 period. The increase in gas prices resulted from higher demand due to a colder winter, decreased supply and lower storage levels offset by weak economic conditions and increased political uncertainty.

Natural gas production decreased 10 percent during the period to 84.2 MMcf/d from 93.5 MMcf/d in the three months ended March 31, 2002, as production additions realized from the drilling of 16 (13.1 net) natural gas wells drilled in the first quarter of 2002 and brought onto production during the second quarter of 2002, did not fully offset natural production declines.

For the three months ended March 31, 2003, the average royalty rate for the PET Assets was 22.9 percent as compared to 16.7 percent for the three months ended March 31, 2002. Royalty rates in Alberta are calculated on a sliding scale sensitive to prices. Consequently, the increase in the average royalty rate is consistent with the increase in the Alberta Reference Price in the three month period ended March 31, 2003.

Total production costs decreased $2.0 million in the three months ended March 31, 2003, compared to the same period in 2002. Unit production costs were $1.13 per Mcf in the three months ended March 31, 2003, compared to $1.26 per Mcf for the same period in 2002. The reduction in unit costs arises as a result of a decrease in average costs in the petroleum services industry and an increased concentration on cost control by PET as well as routine rotation in the facility maintenance schedules. First and second quarter production costs are typically higher due to the winter-only access nature of our assets. Full year operating costs are expected to approximate $0.85 per Mcf.

The significantly higher commodity prices, combined with lower production volumes, higher royalties and lower production costs, resulted in a $31.9 million increase in operating income from $7.5 million for the three months ended March 31, 2002, to $39.4 million for the three months ended March 31, 2003.

6 Paramount Energy Trust

($Cdn millions)

Production decrease	$(2.2)

Price increase	42.5

Royalty increase	(10.4)

Operating cost decrease	2.0

Increase in net operating income	$31.9

General and administrative expenses were $766,000 ($0.10/Mcf) in the first three months of 2003 compared to $975,000 ($0.12/Mcf) in the 2002 quarter. The 2002 figure represented an allocation of PRL's overall administrative costs.

Interest expense was $451,000 in the first quarter of 2003 compared to Nil in the 2002 quarter. In 2002 no bank debt was attributed to the PET Assets as cash flow significantly exceeded capital expenditures, while in 2003 PET commenced bank borrowing on March 11. The above factors combined to increase cash flow from operations to $37.8 million for the three months ended March 31, 2003, from $8.9 million in the 2003 period, a 325 percent increase.

Depletion and depreciation expense decreased from $12.5 million ($1.49/Mcf) in the first quarter of 2002 to $11.0 million ($1.45/Mcf) in the 2003 quarter due to a decrease in the depletion rate related to reserve additions.

Net earnings were $26.4 million in the first quarter of 2003 compared to a loss of $4.4 million in the 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

Our 2003 capital budget, excluding acquisitions, presently totals $9.0 million for the drilling, completion and tie-in of 17 wells and facility upgrades principally in the Legend area. A total of $8.7 million had been spent by March 31, 2003 as the entire drilling program had been completed by that date. PRL's capital expenditures on the PET Assets totalled $11.1 million in 2002. The cost of drilling and completing a well in these areas is approximately $300,000 to $400,000.

A syndicate of financial institutions have provided PET with a demand credit facility in the maximum amount of $115,000,000 which amount includes a $10,000,000 working capital component. Actual borrowings under the credit facility will be limited to a borrowing base as determined from time to time by our lenders. Under the credit facility PET will pay interest rates and commitment fees on undrawn amounts on terms negotiated and at rates agreed to between us and our lenders from time to time.

First Quarter Report 7

Management's Discussion and Analysis (continued)

PET commenced distributions to Unitholders in the month of April 2003 with a distribution of cash flow from the PET Assets for the three months ended March 31, 2003, totalling $0.83 per Unit. During the period from July 1, 2002 to January 1, 2003, cash flow from the PET Assets was used to fund production and administrative expenses, interest, minor capital expenditures and to accumulate working capital for our ongoing operations.

Based on current production levels, natural gas prices and costs, we confirm our previous guidance that 2003 production will average approximately 88 MMcf/d, generating cash flow of $131 million and distributable income of $122 million. These estimated results compare to production of 81 MMcf/d, cash flow of $80 million and distributable income of $78 million indicated in the financial forecast previously published in our prospectus dated January 29, 2003. The principal reason for the increase in estimated cash flow and distributable income is significantly higher natural gas prices. Estimated production reflects the effect of the Ells acquisition and our 2003 winter drilling program. Actual distributions will be impacted principally by natural gas production and prices. To the extent that either production or prices are different than those estimated, our distributable income will change as shown in the sensitivity table below.

SENSITIVITIES

The following table summarizes the effects of changes in natural gas production, prices, exchange rates and interest rates on forecast 2003 cash available for distributions:

		Effect on Cash
		Available for Distributions

Variable	Change		($000s)	($/Trust Unit)

Natural Gas Production (MMcf/d)		1.0	$1,080	0.03

Natural Gas Price ($/Mcf)	Cdn	$ 0.10	$2,350	0.06

Canada - U.S.Exchange (U.S.$/Cdn$)	U.S.	$ 0.01	$2,100	0.05

Interest Rates ( percent)		1.0	$775	0.02

Note

(1) Assumes that 39,638,376 Trust Units are outstanding.

8 Paramount Energy Trust

Consolidated Balance Sheets

As at March 31, 2003 (unaudited) and December 31, 2002 (thousands of dollars)

March 31, 2003		December 31, 2002

Assets
Current Assets
Accounts Receivable	$32,402	$16,012
Capital Assets (Note 3)	269,015	252,048
	$301,417	$268,060
Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$23,914	$19,306
Distributions Payable	32,900	-
Bank and other debt (Note 4)	60,633	2,123
	117,447	21,429
Provision for future site restoration and abandonment costs	7,511	7,111
Unitholders' Equity
Trust Units (Note 5)	199,381	-
Net Book Value Adjustment (Note 3)	(45,131)	1,317
Net Investment of Paramount Resources Ltd. in properties	-	238,203
Retained Earnings	22,209	-
	176,459	239,520
	$301,417	$268,060

Basis of Presentation: Note 1 and Note 2 Subsequent Events: Note 7

First Quarter Report 9

Consolidated Statements of Earnings and Retained Earnings

Three month period ended March 31, 2003 (thousands of dollars except per Trust Unit amounts) (unaudited)

	2003	2002
Revenue
Natural Gas	$62,104	$21,778
Royalties	(14,195)	(3,647)
	47,909	18,131
Expenses
Operating	8,559	10,594
Dry Hole	-	218
Geological and Geophysical	23	367
Lease Rentals	322	606
General and Administrative	766	975
Interest	451	-
Future Site Restoration and Abandonment	400	221
Depletion and Depreciation	10,972	12,528
	21,493	25,509
Earnings (Loss) before Income Taxes	26,416	(7,378)
Income Taxes
Current	-	(2,951)
Net Earnings (Loss)	26,416	(4,427)
Retained Earnings at Beginning of Period	238,203	282,815
Reduction in Net Investment on
Restructuring (Notes 1 and 2)	(209,510)	-
Distributions Paid or Payable in Period	(32,900)	-
Retained Earnings at End of Period	$22,209	$278,388
Earnings (Loss) Per Trust Unit (Note 2(d))
Basic	$0.67	$(0.11)
Diluted	$0.65	$(0.11)
Distributions Per Trust Unit	$0.83	$-

10 Paramount Energy Trust

Consolidated Statements of Cash Flows

Three month period ended March 31, 2003 (thousands of dollars) (unaudited)

	2003	2002
Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$26,416	$(4,427)
Items not Involving Cash
Depletion and Depreciation	10,972	12,528
Future Site Restoration and Abandonment	400	221
Item not Associated with Operations
Dry Hole	-	218
Geological and Geophysical	23	367
Funds Flow from Operations	37,811	8,907
Change in Non-Cash Working Capital	(11,782)	1,114
	26,029	10,021
Financing Activities
Issue of Trust Units	201,130	-
Distributions to Unitholders	(32,900)	-
Trust Unit Issue Costs	(1,749)	-
Change in Bank and Other Debt	58,510	-
Change in Non-Cash Working Capital	32,900	-
	257,891	-
Funds Available for Investment	283,920	10,021

Investing Activities
Dry Hole	-	(218)
Geological and Geophysical	(23)	(367)
Acquisition of Properties	(269,210)	-
Exploration and Development Expenditures	(14,687)	(9,436)
	$(283,920)	$(10,021)

First Quarter Report 11

Notes to the Consolidated Financial Statements

Dollar amounts in Canadian dollars except as noted.

1. PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the "Trust") is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders"). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2002. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. ("PRL") completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of approximately $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

  On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets"). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;
  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and

12 Paramount Energy Trust

all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee.

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;
  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;
  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;
  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying consolidated balance sheet of PET as at March 31, 2003, and the consolidated statements of earnings of PET for the three month period ended March 31, 2003, have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

First Quarter Report 13

Notes to the Consolidated Financial Statements (continued)

Dollar amounts in Canadian dollars except as noted.

Prior to the asset acquisitions on February 3, and March 11, 2003, described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of Paramount Resources Ltd which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL's northeast Alberta core area of operations as the Trust acquired substantially all of PRL's natural gas assets in that region. Certain of PRL's properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL's northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL's core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b) Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. An impairment loss should be recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair

14 Paramount Energy Trust

value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost-recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

The Trust's corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent - 20 percent.

c) Future Site Restoration and Abandonment Costs Estimated future site restoration and abandonment costs are provided for using the unit of production method based on total proved reserves before royalties. Costs are estimated by the Trust's engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d) Per Unit Information The Trust uses the treasury stock method where only "in the money" dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per unit, no net Units were added to the weighted average number of common shares outstanding during the period ended March 31, 2003, (2002 -nil net units) for the dilutive effect of Unit options. No adjustments were required to reported earnings or funds flow from operations in computing diluted per unit amounts. A total of nil (2002 - nil) options were excluded from the diluted calculations as they were anti-dilutive. Per Unit amounts for all periods presented have been presented on a pro-forma basis as if the Trust's Units outstanding at March 31, 2003, were all outstanding for each period shown.

e) Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

First Quarter Report 15

Notes to Consolidated Financial Statements (continued)

Dollar amounts in Canadian dollars except as noted.

f) Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

g) Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h) Unit Incentive Plan The Trust has a Unit Incentive Plan as described in note 6. Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of earnings.

The exercise price of the rights granted under the Trust's Unit Incentive Plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

3. CAPITAL ASSETS

Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Limited, to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of Units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a Rights offering (Note 1) and bank debt (Note 1). As related party transactions, the pur-

16 Paramount Energy Trust

chase price of the acquired assets was adjusted to reflect the seller's net book value of the assets. This resulted in a reduction in the carrying value of natural gas properties of $46.4 million. This amount was recorded as a reduction in Unitholders' Equity.

During the period, an additional $8.7 million was expended on natural gas development activities and related facilities.

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust's current office premises. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note (Note 4). As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1,317,000 and an equivalent increase in Unitholders Equity. During the period, an additional $226,000 of corporate assets were acquired from arms-length parties.

	March 31, 2003	December 31, 2002
Petroleum and Natural Gas Properties	$571,910	$497,523
Corporate Assets	2,828	2,828
Adjustment to Net Book Value	(45,131)	1,317
	529,607	501,668
Accumulated Depletion and Depreciation	(260,592)	(249,620)
	$269,015	$252,048

4. BANK AND OTHER DEBT

On February 3, 2003, Paramount Energy Trust issued a promissory note in the amount of $34.2 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 5).

On February 3, 2003, Paramount Energy Trust issued a promissory note in the amount of $30.0 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of corporate assets from Summit Resources Limited (Note 3). This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

First Quarter Report 17

Notes to Consolidated Financial Statements (continued)

Dollar amounts in Canadian dollars except as noted.

PET has a demand credit facility with a syndicate of Canadian Chartered Banks in the amount of $100 million, with a borrowing base at March 31, 2003 of $100 million. The facility consists of a demand loan of $90 million and a working capital facility of $10 million. The borrowing base increased to $115 million on April 30, 2003. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders' prime rate.

The credit facility is presently due May 31, 2003, and is consequently shown as a current liability. PET is presently in negotiations pursuant to which it is expected that the facility will be converted to a 364 day revolving credit facility prior to May 31, 2003.

5. TRUST UNIT CAPITAL a) Authorized Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date. b) Issued and Outstanding The following is a summary of changes in capital during the period ended March 31, 2003:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2002	1	$100
Units issued on settlement of Promissory Note	6,636,045	34,152,000
Units issued on settlement of Promissory Note	3,273,721	16,848,000
Units Cancelled after Declaration of Dividend by
Paramount Resources Limited	(173)	(874)
Units Issued Pursuant to Rights Offering	29,728,782	150,130,349
Trust Unit Issue Costs		(1,748,984)
Balance, March 31, 2003	39,638,376	$199,380,591

18 Paramount Energy Trust

6. UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferrable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions. The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the "Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price"), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,003,000 rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

For purposes of Canadian generally accepted accounting principles, PET will account for the incentive rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the incentive rights are granted. Proceeds received on the exercise of the rights will be added to Unitholders' equity.

First Quarter Report 19

Notes to Consolidated Financial Statements (continued)

Dollar amounts in Canadian dollars except as noted.

The incentive rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

At March 31, 2003 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. No Units reserved under the Unit Incentive Plan had vested. All incentive options granted to date under the Unit Incentive Plan have an exercise price of $5.05.

7. SUBSEQUENT EVENTS a) On April 10, 2003 PET announced the acquisition of certain properties from Paramount Resources Ltd. for $19.9 million before closing adjustments. b) On May 7, 2003, PET filed a preliminary prospectus and entered into an agreement to sell 4,350,000 Trust Units at $12.65 each to raise gross proceeds of $55,027,500.

This report contains forward-looking information with respect to Paramount Energy Trust ("PET"). This forward-looking information is based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance, regulations and other risks associated with oil and gas operations.

20 Paramount Energy Trust

Trust Information

MANAGEMENT

Clayton H. Riddell

Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose

President and Chief Operating Officer

Gary C. Jackson

Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram

Vice President, Operations

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Myra Jones

Corporate Secretary

DIRECTORS

Clayton H. Riddell (3)

Chief Executive Officer and Chairman of the Board Paramount Energy Operating Corp.

Susan L. Riddell Rose (2)

President and Chief Operating Officer Paramount Energy Operating Corp.

Karen A. Genoway (3)(4)

Vice President, Land Onyx Energy Inc.

Donald J. Nelson (1)(2)(3)

Business Executive

John W. Peltier (1)(2)(4)

President

Ipperwash Resources Ltd.

Howard R. Ward (1)(4)

Partner

International Energy Counsel

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal

Canadian Imperial Bank of Commerce

Bank of Nova Scotia

RESERVE EVALUATION CONSULTANTS

McDaniel & Associates Consultants Ltd.

TRUSTEE REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

Toronto Stock Exchange "PMT.UN"

HEAD OFFICE

500, 630 - 4th Avenue SW

Calgary, Alberta T2P 0J9

Phone: (403) 269-4400

Fax: (403) 269-4444

E-mail: info@paramountenergy.com

Website: www.paramountenergy.com

(1)	Member of Audit Committee
(2)	Member of Environmental Committee
(3)	Member of Compensation Committee
(4)	Member of Corporate Governance Committee

First Quarter Report 21

500, 630 - 4th Avenue SW Calgary, Alberta, Canada T2P 0J9

T	403.269.4400
F	403.269.4444

www.paramountenergy.com

List of Exhibits

AUDITORS' REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheet of Paramount Energy Trust as at December 31, 2002 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the period from formation on June 28, 2002 to December 31, 2002. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and the results of its operations and its cash flows for the period from formation on June 28, 2002 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada

May 5, 2003 except as to Note 8(b)

which is at May 15, 2003

Paramount Energy Trust

Consolidated Balance Sheet

December 31 2002
($ thousands)

Assets
Current Assets
Accounts Receivable	$ -
Capital Assets (Note 3)	3,355
$ 3,355

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 226
Due to Paramount Resources Ltd.	2,123

$ 2,349

Unitholder's Equity
Capital (Note 6)	-
Net book value adjustment for purchase of assets	$ 1,317
Retained Earnings (Deficit)	(311)
1,006
$ 3,355

Subsequent Events (Note 8) Approved by the Board of Directors of Paramount Energy Operating Corp., as agent for the Trustee, Computershare Trust Company of Canada.

"John W. Peltier" "Susan L. Riddell Rose"
Director Director

Paramount Energy Trust

Consolidated Statements of Earnings and Retained Earnings (Deficit)

Period from formation on June 28, 2002 to December 31, 2002	2002
($ thousands except per unit amounts)

Revenue
Revenue	$ -

-

Expenses
General and Administrative	-
Interest on Debt	50
Depletion and Depreciation	261
311
Net Earnings	(311)
- Deficit at Beginning of Period	-
Retained Earnings (Deficit) at End of Period	$ (311)

Paramount Energy Trust

Consolidated Statement of Cash Flows

Period from formation on June 28 to December 31	2002
($ thousands except per unit amounts)

Cash Provided By (Used For)
Operating Activities
Net Loss	$ (311)
Items not Involving Cash
Depletion and Depreciation	261

Funds Flow from Operations	(50)
Change in Non-Cash Working Capital	-
(50)

Financing Activities
Issue of Unit Capital	-
Issue of Promissory Notes	2,123
2,123

Funds available for investment	2,073

Investing Activities
Corporate Assets	2,299

Change in Non-Cash Working Capital	(226)
$ 2,073

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

1.

Paramount Energy Trust:

Paramount Energy Trust ("PET") is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada.  The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

2.

Basis of presentation and Accounting Policies:

The accompanying consolidated balance sheet of PET as at December 31, 2002 and the consolidated statements of earnings of PET for the period from formation on June 28, 2002 to December 31, 2002 have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the proposed transactions in accordance with Canadian GAAP.

As at December 31, 2002 and for the period from June 28, 2002 to December 31, 2002, PET operated as a wholly owned subsidiary of PRL.

a)

Principles of Consolidation  The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)

Petroleum and Natural Gas Operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project.  Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test.  Any impairment loss is the difference between the carrying value of the asset and its recoverable amount (undiscounted).  The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust's  proportionate interest in such activities.

The Trust's corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5% - 20%.

c)

Future Site Restoration Costs  Estimated future site restoration costs are provided for using the unit of production method based on total proved reserves before royalties.  Costs are estimated by the Trust's engineers based on current regulations, costs, technology and industry standards.  The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d)

Foreign Currency Translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange.

e)

Financial Instruments  The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

f)

Income Taxes  The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income to the unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements.  The Administrator has no tax balances.

g)

Unit Incentive Plan  The Trust has a Unit Incentive Plan as described in note 7. No amount is recorded as an expense when options are issued. Consideration received upon exercise of options is included in share capital.

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

3.

Capital Assets

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the offices formerly occupied by Summit Resources Limited. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note (refer Note 4). During the period, an additional $226,000 of assets were acquired from arms-length parties.

As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of Summit Resources Limited. This resulted in an increase in the carrying value of the assets of $1,317,000 which was recognized as part of Unitholders Equity.

	2002	2001

Corporate Assets	$2,299	$ -
Write-up to Net Book Value	1,317	-

	3,616	-
Accumulated Depreciation	(261)	-
	$3,355	$ -

4.

Promissory Note

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of assets from Summit Resources Limited (Refer note 3). This promissory note bears interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3 , 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

5.

Income Taxes

No income tax expense or liability has been recorded as all taxation obligations reside with the unit holders.

6.

Issued Capital

a)

Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

b)

Issued and Outstanding

The following is a summary of changes in capital during the period ended December 31, 2002:

	Number
Trust Units	Of Units	Amount
Number of units issued at creation of Trust	1	$ 100

Balance, December 31, 2002	1	$ 100

7.

Unit Incentive Plan

PET has adopted a unit incentive plan which permits the Administrator's board of directors to grant non-transferrable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers.  The purpose of the unit incentive plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's board of directors will administer the unit incentive plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (the "Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price"), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its unitholders after the date of grant which represent a return of more than 2.5% per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET granted 1,003,000 rights to purchase PET Trust Units to directors, officers and employees of the Administrator on January 28, 2003.

For purposes of Canadian generally accepted accounting principles, PET will account for the incentive rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the incentive rights are granted. Proceeds received on the exercise of the rights will be added to unitholders' equity.

The incentive rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

No units had been formally granted as at December 31, 2002.

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

8.

Subsequent Events

(a)

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2002. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. ("PRL") completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of approximately $301,000,000 from PRL.  PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

  PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favour of $81,000,000.  Interest on the $81,000,000 purchase price accrued at a rate of 6.5% per annum.  At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders.  At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets").  The purchase price was $220,000,000.  POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;

  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000.  The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%.  This payment reduced the amount of indebtedness that POT owes to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%.  PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee.

Because PET was not a party to the sale agreement between PRL and POT for the Initial Assets and PRL was not a party to the royalty agreement between PET and POT for the Royalty, promissory notes were necessary in order to complete the sale agreement as an intermediary step to give title to POT so POT could create the Royalty;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statement

(dollar amounts in Cdn$ except as noted

  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 of the Trust Units that PRL then held, to the holders of PRL common shares;

  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units.  Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit.  The number of rights issued and therefore the number of Trust Units issued upon exercise of the rights and the exercise price of the rights was determined as a function of the funds required, together with anticipated levels of bank financing available on a full rights offering basis, to acquire 100% of PRL's interest in the Additional Assets, and Canadian securities and regulatory authority requirements that the exercise price of the rights be established at or below the fair value of the Trust Units; and PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000.  This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

(b)

On May 7, 2003 PET entered into an underwriting agreement to issue 4,350,000 Trust Units to a syndicate of underwriters at $12.65 per Unit and net proceeds of $52,276,125.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  May 20, 2003